Exhibit 99.1

INSPIRA TECHNOLOGIES OXY B.H.N. Ltd.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) will be held on May 12, 2025, at 4:00 p.m. Israel time at the Company’s office, located at 2 Ha-Tidhar Street, Ra’anana 4366504, Israel.

The Meeting is being called for the following purposes (the “Proposals”):

1.	To approve an increase of the annual fee for Mr. Tal Parnes, the Company’s chairman of the board of directors (the “Board”) (“Proposal 1”);

2.	To approve an increase of the annual fee for the Company’s non-executive directors (“Proposal 2”);

3.	To approve a grant of restricted share units (“RSUs”) to Mr. Tal Parnes, Mrs. Limor Rozen and Mr. Lior Amit, the Company’s non-executive directors (“Proposal 3”);

4.	To approve an increase in the monthly fee for Mr. Dagi Ben-Noon, the Company’s Chief Executive Officer and director (“Proposal 4”);
5.	To approve a grant of RSUs to Mr. Dagi Ben-Noon, the Company’s Chief Executive Officer and director (“Proposal 5”);
6.	To approve an increase in the monthly fee for Mr. Joe Hayon, the Company’s President and director (“Proposal 6”); and
7.	To approve a grant of RSUs to Mr. Joe Hayon, the Company’s President and director (“Proposal 7”).

Board Recommendation

The Board unanimously recommends that you vote in favor of the above Proposals, which are described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on April 14, 2025 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Required Vote and Voting Procedures

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals 2, 3, 4, 6, and 7 to be presented at the Meeting, described hereinafter, require a Simple Majority (as defined in the Proxy Statement herein) of votes in person or represented by proxy at the Meeting.

Each of Proposals 1 and 5 to be presented at the Meeting requires a Special Majority (as defined in the Proxy Statement herein), of votes in person or represented by proxy at the Meeting.

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement, together with a return envelope, will be sent to holders of the Company’s ordinary shares, no par value each (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting regardless of whether they attend in person. If a properly executed proxy in the attached form is received by the Company at least four (4) hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. Subject to applicable law and the rules of the Nasdaq Stock Market, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with Section 9 of the Israeli Companies Regulations (Voting in Writing and Position Statements), 5766-2005 by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

Shareholders of Record

If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to use the proxy card included with this Proxy Statement to grant your voting proxy directly to Yafit Tehila, the Chief Financial Officer of the Company (yafit@inspirao2.com), and Joe Hayon, the President and a director of the Company (joe@inspirao2.com), or to vote in person at the Meeting.

Beneficial Owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A holder of shares in “street name” as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares are held in “street name,” as of the Record Date, these proxy materials are to be forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. You may also attend the Meeting. Since a holder of shares in “street name” is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation (proposals 1 to 7), which we believe are considered as non-routine under applicable rules; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares count for all proposals.

Sincerely,

/s/ Tal Parnes
Chairman of the Board of Directors

April 7, 2025

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

RA’ANANA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 12, 2025

The enclosed proxy statement (the “Proxy Statement”) is being solicited by the board of directors (the “Board”) of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on May 12, 2025 at 4:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy card in the form enclosed, the persons named as proxies therein shall vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy card. In the absence of such directions, and except as otherwise mentioned in this Proxy Statement, the Ordinary Shares represented thereby shall be voted in favor of each of the proposals described in this Proxy Statement.

Quorum

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty-five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until May 12, 2025, at 6:00 p.m. Israel time (the “Adjourned meeting”). At the Adjourned meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Required Majority

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), each of Proposals 2, 3, 4, 6, and 7 described hereinafter, requires the affirmative vote of shareholders present at the Meeting, in person or represented by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders at the Meeting with respect to either of the above proposals (a “Simple Majority”).

Proposals No. 1 and 5, described hereinafter, are subject to the fulfillment of the aforementioned voting requirements and also one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such proposal, excluding abstentions, include a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such proposal does not exceed 2% of the total voting rights in the Company (a “Special Majority”).

For this purpose, a “Controlling Shareholder” is defined under the Companies Law as any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or officer of the Company). A person is presumed to be a Controlling Shareholder if he or she holds or controls, by himself or herself or together with others, one half or more of any one of the “means of control” of a company. In the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in a company is also presumed to be a Controlling Shareholder if no other shareholder holds more than 50% of the voting rights in such company. “Means of Control” is defined as either: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer.

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his or her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; or (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the company.

According to the Companies Law Regulations (Exemptions for Companies whose Securities are listed for Trading on a Stock Exchange outside of Israel) 5760-2000, by signing and submitting the attached proxy card, a shareholder of record declares and approves that he or she has no personal interest in the approval of any of the items on the Meeting agenda that requires such declaration under the Companies Law, with the exception of a personal interest that the shareholder positively informed the company about, as detailed in the attached proxy card.

In accordance with the Companies Law, and regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting (and in case of a proposed additional agenda item for nominating or removal of a director, at least five percent (5%)) to Ms. Yafit Tehila, via e-mail (yafit@inspirao2.com) no later than April 14, 2025. All such submissions must comply with the requirements under the Companies Law, the regulations promulgated thereunder, and the Company’s amended and restated articles of association (the “Company’s Articles”).

Position Statements

Shareholders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (a “Position Statement”) to the Company’s offices at 2 H-Tidhar Street, Ra’anana 4366504, Israel. Any Position Statement received shall be furnished with the U.S. Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and be made available to the public on the SEC’s website at www.sec.gov. Position Statements should be submitted to the Company no later than May 2, 2025. A shareholder is entitled to contact the Company directly and receive the text of the proxy card and any Position Statement. The Board’s response to the Position Statement shall be submitted no later than May 7, 2025.

It is noted that there may be changes on the agenda after publishing the Proxy Statement, including Position Statements. Therefore, the most updated agenda shall be furnished with the SEC on a Report on Form 6-K and shall be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE AN INCREASE OF THE ANNUAL FEE FOR MR. TAL PARNES, THE COMPANY’S CHAIRMAN OF THE BOARD

In accordance with the Companies Law and regulations promulgated thereunder and the Company’s Compensation Policy (attached as Exhibit 4.3 to the Company’s annual report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 10, 2025) (the “Policy”), the cash fees paid to each of our non-executive directors includes an annual fee of $40,000.

On January 19, 2025, the Board appointed Mr. Tal Parnes as chairman of the Board, effective as of February 1, 2025. On February 20, 2025, the Compensation Committee and the Board, approved and recommended that the Company’s shareholders approve an increase of the annual fee to which Mr. Parnes, as chairman of the Board, shall be entitled, to $80,000 (the “New Annual Fee to Mr. Parnes”). The New Annual Fee to Mr. Parnes exceeds the terms of the Policy. In addition to the New Annual Fee to Mr. Parnes, the Compensation Committee and the Board also recommended the grant of equity-based compensation to Mr. Parnes, as detailed in Proposal 3 below.

The New Annual Fee to Mr. Parnes will be paid on a quarterly basis, in NIS and shall be subject to VAT, as applicable, and shall be effective as of February 1, 2025.

In making its recommendation with regard to the approval of the New Annual Fee to Mr. Parnes, the Compensation Committee and the Board each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the position of Mr. Parnes as chairman of the Board, responsibilities, background and experience of Mr. Parnes; (ii) that the New Annual Fee to Mr. Parnes, while exceeding the terms of the Policy, is significantly lower than the annual fee paid to the previous chairman of the Board of the Company; and (iii) that the New Annual Fee to Mr. Parnes is fair and reasonable, in light of the expected increase in the scope of Mr. Parnes’ activities, following his appointment and chairman of the Board, to promote the Company’s goals and business objectives.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase of the annual fee for Mr. Tal Parnes, the Company’s chairman of the Board, as set forth in the Proxy Statement.”

The approval of the New Annual Fee to Mr. Parnes requires the affirmative vote of a Special Majority.

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 2

TO APPROVE AN INCREASE OF THE ANNUAL FEE FOR COMPANY’S NON-EXECUTIVE DIRECTORS

In accordance with the Companies Law and the Policy, the cash fees paid to each of Mrs. Limor Rosen and Mr. Lior Amit, our non-executive directors (the “Non-Executive Directors”) includes an annual fee of $40,000.

On February 20, 2025, the Compensation Committee and the Board, approved and recommended that the Company’s shareholders approve an increase of the annual fee to which the Non-Executive Directors shall be entitled, to $46,000 (the “New Annual Fee to Non-Executive Directors”) effective as of February 1, 2025. If Proposal 1 is not approved by our shareholders, Mr. Parnes will also be entitled to the New Annual Fee to Non-Executive Directors.

The New Annual Fee to Non-Executive Directors will be paid on a quarterly basis, in NIS and shall be subject to VAT, as applicable.

In making its recommendation with regard to the approval of the New Annual Fee to Non-Executive Directors, the Compensation Committee and the Board each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) that the level of remuneration for our Non-Executive Directors was previously determined in 2021. Since then, there have been considerable additional demands placed on directors due to increased corporate and regulatory requirements and considering our directors’ average time commitment, the market rate needed to attract and qualified members, the nature of the role and growth in the Company’s business, we believe that an increase in remuneration is fair and reasonable in all the relevant circumstances relating to the Company’s affairs, the nature, extent and liabilities associated with service as a non-executive director or otherwise by reference to prevailing corporate governance standards and practices; and (ii) that the New Annual Fee to Non-Executive Directors is in accordance with our Policy.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase of the annual fee for the Company’s Non-Executive Directors, as set forth in the Proxy Statement.”

The approval New Annual Fee to Non-Executive Directors, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote “FOR” the above proposal.

PROPOSAL 3

TO APPROVE A GRANT OF RESTRICTED SHARE UNITS TO MR. TAL PARNES, MRS. LIMOR ROZEN AND MR. LIOR AMIT, THE COMPANY’S NON-EXECUTIVE DIRECTORS

On February 20, 2025, the Company’s Compensation Committee and the Board, approved and recommended that the Company’s shareholders approve, a grant of restricted share units (“RSUs”), which will be settled in Ordinary Shares of the Company, to Mr. Tal Parnes, Mrs. Limor Rozen and Mr. Lior Amit, the Company’s non-executive directors (in this proposal, the “Non-Executive Directors”), under the Company’s Amended and Restated 2019 Equity Incentive Plan (the “Plan”).

The Compensation Committee and the Board believe it is in the best interests of the Company to grant RSUs, under the Plan, to Mr. Tal Parnes, Mrs. Limor Rozen and Mr. Lior Amit, as follows (the “Grant of RSUs to the Non-Executive Directors”):

Name	Title	Previous No. of RSUs Granted	Previous No. of Options Granted	No. of RSUs Suggested for Grant

Tal Parnes	Non-Executive Director and Chairman of the Board	60,000	9,402	150,000
Limor Rozen	Non-Executive Director	60,000	4,071	30,000
Lior Amit	Non-Executive Director	60,000	-	30,000

The Grant of RSUs to the Non-Executive Directors is subject to a vesting period of three (3) years, as follows (in this proposal, the “Vesting Schedule”): (i) 33.34% of the RSUs granted will vest on the first anniversary following February 1, 2025 (the “Commencement Date” and the “First Installment”, respectively); and (ii) 8.33% of the granted RSUs will vest in each end of quarter for 8 quarters, following the First Installment. In the event of termination of engagement between the Company and each of the Non-Executive Directors, any unvested RSUs at the time of such termination shall be automatically cancelled.

The value of Equity Based Compensation to Non-Executive Directors and its terms are within the framework and principles of the Policy, representing a total amount of $188,580 (approximately NIS 667,573), and on the first year of vesting approximately $126,757 (approximately NIS 448,720). Unless otherwise noted, all conversion rates from NIS to U.S. dollars in this Proxy Statement were made at a rate of NIS 3.54 per $1.00, the exchange rate as of February 20, 2025.

The Grants of RSUs to Non-Executive Directors are granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

In making its recommendation with regard to the approval of the Grant of RSUs to the Non-Executive Directors, the Compensation Committee and the Board each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the position, responsibilities, background and experience of each of the Non-Executive Directors; (ii) that the grant of RSUs to each of the Non-Executive Directors reflects a fair and reasonable value for their services, commitment and contribution to the Company’s growth and achievements; (iii) that the Grants of RSUs to the Non-Executive Directors are in accordance with the Policy; and (iv) that the Grants of RSUs to the Non-Executive Directors are meant to establish and maintain an alignment of interests between them and the Company’s shareholders and to align their compensation with the Company’s long-term achievements.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the grant of Restricted Share Units to Mr. Tal Parnes, Mrs. Limor Rozen and Mr. Lior Amit, the Company’s non-executive directors, as set forth in the Proxy Statement.”

The approval of the Grant of RSUs to Non-Executive Directors, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote FOR the above proposal.

PROPOSAL 4

TO APPROVE AN INCREASE IN THE MONTHLY FEE FOR MR. DAGI BEN-NOON, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

We seek shareholder approval with respect to the increase in the monthly salary of Mr. Ben-Noon, the Company’s Chief Executive Officer and director, all in accordance with our Policy.

General

Mr. Dagi Ben-Noon has served as our Chief Executive Officer since July 2020 and as a director since March 2020. Prior to that, Mr. Ben-Noon served as our Chief Operations Officer from March 2018 to June 2020.

During the period in which Mr. Ben-Noon has been a part of the Company, Mr. Ben-Noon has made a significant contribution to the Company’s business and growth. The Compensation Committee and the Board believe that Mr. Ben-Noon performs a significant role in the planning, establishment, and implementation of the Company’s business model, and will continue to play a key role in the Company’s pursuit to enhance its business and growth opportunities. Under Mr. Ben-Noon’s leadership, the Company has successfully designed and developed products with the INSPIRA ART100 system, which received FDA clearance in 2024, and has recently been used on the first human patient in a leading U.S. hospital. The Compensation Committee and the Board believes that these significant milestones are a direct results of the performance of Mr. Ben-Noon and his team.

Monthly Fee

The current monthly fee paid to Mr. Ben-Noon is NIS 100,000 (approximately $28,249), part of which is subject to VAT. On February 17, 2025 and February 20, 2025, the Compensation Committee and the Board, respectively, approved and recommend that the Company’s shareholders approve an increase of Mr. Ben-Noon’s cost of monthly fee to NIS 120,000 (approximately $33,898), in acknowledgment of Mr. Ben-Noon’s achievements and contribution to the Company, effective as of February 1, 2025, provided that, the Company raise, in one single transaction, additional funds of at least $3,000,000 no later than June 30, 2025 (the “New Monthly Fee for Mr. Ben-Noon”). The Compensation Committee also approved, in accordance with the Policy, that the New Monthly Fee for Mr. Ben-Noon is of “immaterial change to the service and employment terms” (as such term is defined in the Policy), compared to the fee currently paid to Mr. Ben-Noon. It is clarified that Mr. Ben-Noon is entitled to compensation only for his position as the Company’s Chief Executive Officer and is not entitled to compensation for his position as a member of the Board.

In making its recommendation with regard to the approval of the New Monthly Fee for Mr. Ben-Noon, the Compensation Committee and the Board have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, among other things: (i) the responsibilities and duties performed by Mr. Ben-Noon, including Mr. Ben-Noon’s substantial contributions to the Company, his efforts to achieve the Company’s business goals, and the importance of Mr. Ben-Noon to the future growth of the Company; (ii) that the New Monthly Fee for Mr. Ben-Noon is in accordance with the Policy and the increase reflects an “immaterial change to the service and employment terms” (as such term is defined in the Policy) of Mr. Ben-Noon; (iii) that the value of Mr. Ben-Noon’s compensation, including the New Monthly Fee for Mr. Ben-Noon, is on par with similar companies, in accordance with comparative data reviewed by the Compensation Committee and the Board; and (iv) that the New Monthly Fee for Mr. Ben-Noon is subject to additional raising of funds, and therefore is aligned with the Company’s financial situation.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increased monthly fee for Mr. Ben-Noon, the Company’s Chief Executive Officer and director, as set forth in the Proxy Statement.”

The approval of the New Monthly Fee for Mr. Ben-Noon, as described above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote FOR the above proposal.

PROPOSAL 5

TO APPROVE A GRANT OF RSUS TO MR. DAGI BEN-NOON, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

On February 17, 2025 and February 20, 2025, the Company’s Compensation Committee and Board, respectively, approved and recommended that the Company’s shareholders approve a grant of RSUs which will be settled in Ordinary Shares of the Company, to Mr. Dagi Ben-Noon, the Company’s Chief Executive Officer and director, under the Plan.

The recommended grant consists of RSUs of up to 800,000 Ordinary Shares to be granted to Mr. Ben-Noon (the “Grant of RSUs to Mr. Ben-Noon”). The annual value of Grant of RSUs on the first year of vesting to Mr. Ben-Noon and its terms are within the frame and principles of the Policy, representing an amount of $483,958 (approximately NIS 1,713,211).

Together with the holdings of Ordinary Shares and currently outstanding options to purchase Ordinary Shares and RSUs granted to Mr. Ben-Noon in the aggregate in the past, Mr. Ben-Noon’s holdings resulting from the Grant of RSUs to Mr. Ben-Noon, will be equal to approximately 7.15% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement.

The Grant of RSUs to Mr. Ben-Noon is subject to a vesting period of three (3) years, as follows (in this proposal, the “Vesting Schedule”): (i) 33.34% of the RSUs granted will vest on the first anniversary following February 1, 2025 (the “First Installment” and the “Commencement Date”, respectively); and (ii) 8.33% of the granted RSUs will vest in each end of quarter for 8 quarters, following the First Installment.

It is hereby clarified that the Vesting Schedule will be accelerated upon the termination of Mr. Ben-Noon’s services by the Company, not for “cause” (as defined in the Plan), or in the event of change of control (as defined in the Policy).

The Grant of RSUs to Mr. Ben-Noon will be granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Ben-Noon, the Compensation Committee and the Board each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the responsibilities of Mr. Ben-Noon and his contribution to the Company’s achievements and execution of the Company’s strategy; (ii) that the Grant of RSUs to Mr. Ben-Noon reflects a fair and reasonable value for Mr. Ben-Noon’s services, commitment and contribution to the Company’s achievements; (iii) that the Grant of RSUs to Mr. Ben-Noon is in accordance with the Policy; (iv) that the Grant of RSUs to Mr. Ben-Noon is meant to establish and maintain an alignment of interests between Mr. Ben-Noon and the Company’s shareholders; (v) that the Grant of RSUs to Mr. Ben-Noon includes a vesting schedule to retain Mr. Ben-Noon and his commitment for the Company’s businesses for the long term; and (vi) that the value of the Mr. Ben-Noon’s compensation, including the Grant of RSUs to Mr. Ben-Noon, is on par with similar companies, in accordance with comparative data reviewed by the Compensation Committee and the Board.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Ben-Noon, as set forth in the Proxy Statement.”

The approval of Grant of RSUs to Mr. Ben-Noon, requires the affirmative vote of a Special Majority.

The Board unanimously recommends a vote FOR the above proposal.

PROPOSAL 6

TO APPROVE AN INCREASE IN THE MONTHLY FEE FOR MR. JOE HAYON, THE COMPANY’S PRESIDENT AND DIRECTOR

We seek shareholder approval with respect to an increase in the monthly salary of Mr. Joe Hayon, the Company’s President and director, all in accordance with our Policy.

General

Mr. Joe Hayon has served as our Chief Financial officer since July 2020 until August 2022, as our President since August 2022 and as a director since November 2020. Prior to that, Mr. Hayon served as our Chief Executive Officer from March 2018 to June 2020.

During the period in which Mr. Hayon has been a part of the Company, Mr. Hayon has made a significant contribution to the Company’s business and growth. The Compensation Committee and the Board believe that Mr. Hayon plays a critical and strategic role in shaping, establishing, and executing the Company’s business model. In addition to his contributions to the Company’s operational framework, Mr. Hayon is actively involved in driving the Company’s continued growth and success, particularly through his leadership in fundraising activities, investor relations, and business development initiatives. His vision, experience, and ongoing efforts are viewed as essential to positioning the Company for long-term value creation and expansion into new markets and opportunities.

Monthly Fee

The current monthly fee paid to Mr. Hayon is in the amount of NIS 100,000 (approximately $28,249), part of which is subject to VAT. On February 17, 2025 and February 20, 2025, the Compensation Committee and the Board, respectively, approved, and recommended that the Company’s shareholders approve an increase of Mr. Hayon’s monthly fee to NIS 120,000 (approximately $33,898), in acknowledgment of Mr. Hayon’s achievements and contribution to the Company, effective as of February 1, 2025, provided that, the Company raise, in one single transaction, additional funds of at least $3,000,000 no later than June 30, 2025 (the “New Monthly Fee for Mr. Hayon”). It is clarified that Mr. Hayon is entitled to compensation only for his position as the Company’s President and is not entitled to compensation for his position as a member of the Board.

In making its recommendation with regard to the approval of the New Monthly Fee for Mr. Hayon, the Compensation Committee and the Board have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the responsibilities and duties performed by Mr. Hayon, including Mr. Hayon’s substantial contributions to the Company, his efforts to achieve the Company’s business goals, and the importance of Mr. Hayon to the future growth of the Company; (ii) that the New Monthly Fee for Mr. Hayon is in accordance with the Policy; (iii) that the value of the Mr. Hayon’s compensation, including the New Monthly Fee for Mr. Hayon, is on par with similar companies, in accordance with comparative data reviewed by the Compensation Committee and the Board; and (iv) that the New Monthly Fee for Mr. Hayon is subject to additional raising of funds, and therefore is aligned with the Company’s financial situation.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve an increase in the monthly fee for Mr. Hayon, the Company’s President and director, as set forth in the Proxy Statement.”

The approval of the New Monthly Fee for Mr. Hayon, as described above, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote FOR the above proposal.

PROPOSAL 7

TO APPROVE A GRANT OF RSUS TO MR. JOE HAYON, THE COMPANY’S PRESIDENT AND DIRECTOR

On February 17, 2025 and February 20, 2025, the Company’s Compensation Committee and Board, respectively, approved and recommended that the Company’s shareholders approve, a grant of RSUs which will be settled in Ordinary Shares of the Company, to Mr. Joe Hayon, the Company’s Chief Executive Officer and director, under the Plan.

The recommended grant consists of RSUs of up to 800,000 Ordinary Shares to be granted to Mr. Hayon (the “Grant of RSUs to Mr. Hayon”). The annual value of Grant of RSUs in the first year of vesting, to Mr Hayon and its terms are within the frame and principles of the Policy, representing an amount of $483,958 (approximately NIS 1,713,211).

Together with the holdings of Ordinary Shares and currently outstanding options to purchase Ordinary Shares and RSUs granted to Mr. Hayon in the aggregate in the past, Mr. Hayon’s holdings resulting from the Grant of RSUs to Mr. Hayon, will be equal to approximately 7.87% of the Company’s issued and outstanding share capital on a fully diluted basis as of the date of this Proxy Statement.

The Grant of RSUs to Mr. Hayon is subject to a vesting period of three (3) years, as follows (in this proposal, the “Vesting Schedule”): (i) 33.34% of the RSUs granted will vest on the first anniversary following February 1, 2025 (the “Commencement Date” and the “First Installment”, respectively); and (ii) 8.33% of the granted RSUs will vest each end of quarter for 8 quarters, following the First Installment.

It is hereby clarified that the Vesting Schedule will accelerate upon the termination of Mr. Hayon’s services by the Company without “cause” (as defined in the Plan), or in the event of change of control (as defined in the Policy).

The Grant of RSUs to Mr. Hayon is granted in accordance with the capital gain track of Section 102 of the Israeli Income Tax Ordinance, 1961, as applicable.

In making its recommendation with regard to the approval of the Grant of RSUs to Mr. Hayon, the Compensation Committee and the Board each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the responsibilities, of Mr. Hayon and his contribution to the Company’s achievements and execution of the Company’s strategy; (ii) that the Grant of RSUs to Mr. Hayon reflects a fair and reasonable value for Mr. Hayon’s services, commitment and contribution to the Company’s achievements; (iii) that the Grant of RSUs to Mr. Hayon is in accordance with the Policy; (iv) that the Grant of RSUs to Mr. Hayon is meant to establish and maintain an alignment of interests between Mr. Hayon and the Company’s shareholders; and (v) that the value of the Mr. Hayon’s compensation, including the Grant of RSUs to Mr. Hayon, is on par with similar companies, in accordance with comparative data reviewed by the Compensation Committee and the Board.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the Grant of RSUs to Mr. Hayon, as set forth in the Proxy Statement.”

The approval of Grant of RSUs to Mr. Hayon, requires the affirmative vote of a Simple Majority.

The Board unanimously recommends a vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby shall be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY SHALL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

Equiniti Trust Company, LLC

48 Wall Street

23rd floor

New York, NY 10043

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED APRIL 7, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN APRIL 7, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors
Inspira Technologies Oxy B.H.N. Ltd.

/s/ Tal Parnes
Chairman of the Board of Directors

April 7, 2025

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints, Yafit Tehila, Chief Financial Officer and Joe Hayon, President and director of the Company, and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Inspira Technologies Oxy B.H.N. Ltd. (the “Company”) which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on May 12, 2025 at 4:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and proxy statement relating to the Meeting.

This Proxy, when properly executed, shall be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy shall be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

INSPIRA TECHNOLOGIES OXY B.H.N. LTD.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Date of Meeting: on May 12, 2025

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE
MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve an increase in the annual fee for Mr. Tal Parnes, the Company’s chairman of the board of directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To approve an increase in the annual fee for Company’s non-executive directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	To approve a grant of Restricted Share Units (“RSUs”) to Mr. Tal Parnes, Mrs. Limor Rozen and Mr. Lior Amit, the Company’s non-executive directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4.	To approve an increase in the monthly fee for Mr. Dagi Ben-Noon, the Company’s Chief Executive Officer and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve a grant of RSUs to Mr. Dagi Ben-Noon, the Company’s Chief Executive Officer and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve an increase in the monthly fee for Mr. Joe Hayon, the Company’s President and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7.	To approve a grant of RSUs to Mr. Joe Hayon, the Company’s President and director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

PLEASE NOTE: By signing and submitting this proxy card, you declare that you are not a controlling shareholder of the Company (as defined in the Israeli Companies Law 5759-1999) (the “Companies Law”), and that you have no personal interest in the approval of any of the items that are proposed for approval at the extraordinary general meeting of shareholders, which require such declaration under the Companies Law, except as notified to the Company via Email to Mrs. Yafit Tehila, e-mail address: yafit@inspirao2.com.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

NAME	SIGNATURE	DATE

NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.